COMDISCO, INC.
                                          EMPLOYEES' PROFIT SHARING PLAN
                                               FINANCIAL STATEMENTS

              Years Ended September 30, 1997 and 1996

                                                 TABLE OF CONTENTS


                                                                            Page
                                                                          Number

INDEPENDENT AUDITOR'S REPORT                                                   1

FINANCIAL STATEMENTS

    Statements of Net Assets Available for
     Benefits                                                                  2

    Statements of Changes in Net Assets
     Available for Benefits                                                    3

    Statements of Changes in Net Assets
     Available for Benefits with Fund
     Information                                                            4- 5

    Notes to Financial Statements                                           6-11

INDEPENDENT AUDITOR'S REPORT ON
    SUPPLEMENTARY INFORMATION                                                 12

SUPPLEMENTARY INFORMATION

    Schedule of Assets Held for Investment
     Purposes - September 30, 1997                                         13-15

    Schedule of Assets Held for Investment
     Purposes - September 30, 1996                                         16-18

    Schedule of Assets Held for Investment
     Purposes Which Were Both Acquired and
     Disposed Within the Plan Year - Year
     Ended September 30, 1997                                                 19

    Schedule of Assets Held for Investment
     Purposes which were Both Acquired and
     Disposed Within the Plan Year - Year
     Ended September 30, 1996                                                 20

                                           INDEPENDENT AUDITOR'S REPORT


To the Trustees of the
Comdisco, Inc. Employees' Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of Comdisco, Inc. Employees' Profit Sharing Plan as of September 30, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of September 30, 1997 and 1996, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.








December 22, 1997
Deerfield, Illinois

                                 COMDISCO, INC.
                         EMPLOYEES' PROFIT SHARING PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           September 30, 1997 and 1996



                                                       SEPTEMBER 30, 1997                               SEPTEMBER 30, 1996
                                              ----------------------------------------     -----------------------------------------

                                                                 Non                                          Non
                                              Participant    Participant                   Participant    Participant
                                                Directed       Directed          Total       Directed       Directed          Total
                                             ------------    -----------    -----------   -------------   ------------   -----------
ASSETS

Investments
      Money market funds .................   $    767,706   $    184,591   $    952,297   $    442,444   $    230,277   $    672,721
      Preferred stock ....................           --             --             --             --          167,500        167,500
      Common stock .......................           --       11,323,197     11,323,197           --        8,430,396      8,430,396
      Employer securities ................           --       14,513,282     14,513,282           --        8,547,029      8,547,029
      Registered investment companies
       Kemper growth .....................      6,080,240           --        6,080,240      4,785,441           --        4,785,441
       Kemper total return ...............      5,836,097           --        5,836,097      4,811,046           --        4,811,046
       T. Rowe Price capital
        appreciation .....................      5,557,026           --        5,557,026      4,042,171           --        4,042,171
       T. Rowe Price equity income .......      8,118,239           --        8,118,239      4,714,976           --        4,714,976
       T. Rowe Price equity index ........      5,465,641           --        5,465,641      2,532,334           --        2,532,334
       T. Rowe Price international
        stock ............................      5,506,091           --        5,506,091      5,390,414           --        5,390,414
       Other .............................     10,923,040      8,647,516     19,570,556      8,374,674      6,700,428     15,075,102
      Hartford Life Insurance
       Companies Investment -
       Contract #GA-3078, matures
       12/31/97 ..........................     14,966,882      1,520,013     16,486,895     15,620,414      2,266,614     17,887,028
      Loans to participants ..............           --          212,576        212,576           --          189,116        189,116
                                             ------------   ------------   ------------   ------------   ------------   ------------
        Total Investments ................     63,220,962     36,401,175     99,622,137     50,713,914     26,531,360     77,245,274
                                             ------------   ------------   ------------   ------------   ------------   ------------

Receivables
      Employer's contributions ...........           --        3,539,664      3,539,664           --        2,346,425      2,346,425
      Due from brokers ...................           --          593,454        593,454           --            2,337          2,337
                                             ------------   ------------   ------------   ------------   ------------   ------------
        Total Receivables ................           --        4,133,118      4,133,118           --        2,348,762      2,348,762
                                             ------------   ------------   ------------   ------------   ------------   ------------
Cash .....................................           --           18,957         18,957           --           24,626         24,626
                                             ------------   ------------   ------------   ------------   ------------   ------------
        Total Assets .....................     63,220,962     40,553,250    103,774,212     50,713,914     28,904,748     79,618,662
                                             ------------   ------------   ------------   ------------   ------------   ------------

LIABILITIES

      Due to brokers .....................           --            3,467          3,467          1,837          1,837          3,674
      Accounts payable ...................           --           74,956         74,956            750         44,855         45,605
      Due to related plan ................           --              124            124           --            1,707          1,707
                                             ------------   ------------   ------------   ------------   ------------   ------------
        Total Liabilities ................           --           78,547         78,547          2,587         48,399         50,986
                                             ------------   ------------   ------------   ------------   ------------   ------------
NET ASSETS AVAILABLE FOR BENEFITS ........   $ 63,220,962   $ 40,474,703   $103,695,665   $ 50,711,327   $ 28,856,349   $ 79,567,676
                                             ============   ============   ============   ============   ============   ============





The accompanying notes are an integral part of the financial statements.

                                 COMDISCO, INC.
                         EMPLOYEES' PROFIT SHARING PLAN
           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                     Years Ended September 30, 1997 and 1996



                                                    YEAR ENDED SEPTEMBER 30, 1997            YEAR ENDED SEPTEMBER 30, 1996
                                               ----------------------------------------     ----------------------------------------
                                                                 Non                                         Non
                                              Participant    Participant                  Participant     Participant
                                                Directed       Directed         Total       Directed        Directed        Total
                                             ------------    -----------    -----------   -------------   ------------   -----------
ADDITIONS TO NET ASSETS
ATTRIBUTED TO:

Investment Income
      Net appreciation in fair value
       of investments ....................   $  4,837,739   $ 10,984,108   $ 15,821,847   $  2,201,310   $  4,247,978   $  6,449,288
      Dividends ..........................      3,989,705        188,216      4,177,921      2,073,212        157,661      2,230,873
      Interest ...........................        917,664        147,869      1,065,533      1,056,566        142,898      1,199,464
      Miscellaneous ......................           --              411            411           --            4,335          4,335
                                             ------------   ------------   ------------   ------------   ------------   ------------
                                                9,745,108     11,320,604     21,065,712      5,331,088      4,552,872      9,883,960
      Less: Investment expenses ..........           --          157,428        157,428           --          137,232        137,232
                                             ------------   ------------   ------------   ------------   ------------   ------------
                                                9,745,108     11,163,176     20,908,284      5,331,088      4,415,640      9,746,728
                                             ------------   ------------   ------------   ------------   ------------   ------------
Contributions
      Employer ...........................        712,426      3,539,664      4,252,090        654,443      2,346,425      3,000,868
      Participants .......................      8,114,081           --        8,114,081      6,119,585           --        6,119,585
                                             ------------   ------------   ------------   ------------   ------------   ------------
                                                8,826,507      3,539,664     12,366,171      6,774,028      2,346,425      9,120,453
                                             ------------   ------------   ------------   ------------   ------------   ------------
        Total additions ..................     18,571,615     14,702,840     33,274,455     12,105,116      6,762,065     18,867,181
                                             ------------   ------------   ------------   ------------   ------------   ------------
DEDUCTIONS FROM NET ASSETS
ATTRIBUTED TO:

Miscellaneous ............................           --             --             --              565           --              565
Benefits paid to participants ............      6,061,980      3,084,486      9,146,466      3,555,442      1,577,211      5,132,653
                                             ------------   ------------   ------------   ------------   ------------   ------------
        Total deductions .................      6,061,980      3,084,486      9,146,466      3,556,007      1,577,211      5,133,218
                                             ------------   ------------   ------------   ------------   ------------   ------------
      Net increase .......................     12,509,635     11,618,354     24,127,989      8,549,109      5,184,854     13,733,963

NET ASSETS AVAILABLE FOR BENEFITS

      Beginning of year ..................     50,711,327     28,856,349     79,567,676     42,162,218     23,671,495     65,833,713
                                             ------------   ------------   ------------   ------------   ------------   ------------
      End of year ........................   $ 63,220,962   $ 40,474,703   $103,695,665   $ 50,711,327   $ 28,856,349   $ 79,567,676
                                             ============   ============   ============   ============   ============   ============




The accompanying notes are an integral part of the financial statements.

                                     COMDISCO, INC.

                            EMPLOYEES' PROFIT SHARING PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                      Years Ended September 30, 1997 and 1996




                                                               Participant Directed
                           ---------------------------------------------------------------------------------------------------------
                                                    T. Rowe Price                                                         Hartford
                                           Kemper      Capital    T. Rowe Price T. Rowe Price T. Rowe Price Other Kemper, Life
                            Kemper         Total    Appreciation  Equity Income Equity Index  International T. Rowe Price Insurance
                           Growth Fund Return Fund     Fund          Fund      Fund          Stock Fund    Mutual Funds  Contract
                          ------------ ----------- ------------- ------------- ------------- ------------- ------------- ----------
Net assets available for
 benefits at September 30,
 1995 .........             $2,919,601  $4,796,776  $2,856,075    $2,575,516   $  856,893     $3,808,091   $6,744,940   $17,604,326

Additions:
 Investment income - net ...   701,225     634,457     452,073       653,874      312,885        570,162      949,846     1,056,566
 Contributions and transfers
  in .......                 1,312,224     527,317     936,907     1,557,100    1,312,774      1,355,352    2,142,942     1,679,213
                            ----------  ----------  ----------    ----------    ---------     ----------   ----------   -----------
 Total additions ........... 2,013,449   1,161,774   1,388,980     2,210,974    1,625,659      1,925,514    3,092,788     2,735,779

Deductions:
 Benefits and transfers out.   335,885     621,354     135,833       192,135      116,663        281,097    1,203,150     4,719,691
                            ----------  ----------  ----------    ----------    ---------     ----------   ----------   -----------
Total deductions ...........   335,885     621,354     135,833       192,135      116,663        281,097    1,203,150     4,719,691

Interfund transfers - net ..   188,276    (526,150)    (67,051)      120,621      166,445        (62,094)     179,953         -
                            ----------  ----------  ----------    ----------    ---------     ----------   ----------   -----------
Net increase (decrease) .... 1,865,840      14,270   1,186,096     2,139,460    1,675,441      1,582,323    2,069,591    (1,983,912)
                            ----------  ----------  ----------    ----------    ---------     ----------   ----------   -----------
Net assets available for
 benefits at September 30,
 1996 ...................... 4,785,441    4,811,046  4,042,171     4,714,976    2,532,334      5,390,414    8,814,531    15,620,414

Additions:
 Investment income - net ... 1,023,843    1,177,883    910,158      1,906,002   1,262,814        755,804    1,790,940       917,664
 Contributions and transfers
 in ........................ 1,234,225      306,975  1,112,832      1,965,956   1,763,813      1,162,314    2,873,291     1,444,003
                            ----------  ----------  ----------    ----------    ---------     ----------   ----------   -----------
 Total additions ........... 2,258,068    1,484,858  2,022,990      3,871,958   3,026,627      1,918,118    4,664,231     2,361,667

Deductions:
 Benefits and transfers
 out .......................   573,381     353,031     244,697        935,073     454,586      1,264,902    2,258,013     3,015,199
                            ----------  ----------  ----------    ----------    ---------     ----------   ----------   -----------
Total deductions ...........   573,381     353,031     244,697        935,073     454,586      1,264,902    2,258,013     3,015,199

Interfund transfers - net ..  (389,888)   (106,776)   (263,438)       466,378     361,266       (537,539)     469,997        -
                            ----------  ----------  ----------    ----------    ---------     ----------   ----------   -----------
Net increase (decrease) .... 1,294,799    1,025,051  1,514,855      3,403,263   2,933,307        115,677    2,876,215      (653,532)
                            ----------  ----------  ----------    ----------    ---------     ----------   ----------   -----------
Net assets available for
 benefits at September 30,
 1997 .................     $6,080,240   $5,836,097  $5,557,026    $8,118,239  $5,465,641     $5,506,091  $11,690,746   $14,966,882
                            ==========   ==========  ==========    ==========  ==========     ==========  ===========   ===========


The accompanying notes are an integral part of the financial statements.

                                 COMDISCO, INC.
                        EMPLOYEES' PROFIT SHARING PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                    Years Ended September 30, 1997 and 1996



                                         Non-Participant
                                            Directed                   Total
                                         ---------------           -------------
Net assets available for
 benefits at September 30, 1995           $ 23,671,495             $ 65,833,713
Additions:
 Investment income - net                     4,415,640                9,746,728
 Contributions and transfers in              2,346,425               13,170,254
                                         ---------------           -------------
 Total additions                             6,762,065               22,916,982

Deductions:
 Benefits and transfers out                  1,577,211                9,183,019
                                         ---------------           -------------
 Total deductions                            1,577,211                9,183,019
Interfund transfers - net                        -                         -
                                         ---------------           -------------
Net increase (decrease)                      5,184,854               13,733,963
                                         ---------------           -------------

Net assets available for
 benefits at September 30, 1996             28,856,349               79,567,676
Additions:
 Investment income - net                    11,163,176               20,908,284
 Contributions and transfers in              3,539,664               15,403,073
                                         ---------------           -------------
 Total additions                            14,702,840               36,311,357

Deductions:
 Benefits and transfers out                  3,084,486               12,183,368
                                         ---------------           -------------
 Total deductions                            3,084,486               12,183,368

Interfund transfers - net                        -                        -
                                         ---------------           -------------
Net increase (decrease)                     11,618,354               24,127,989
                                         ---------------           -------------
Net assets available for
 benefits at September 30, 1997           $ 40,474,703             $103,695,665
                                         ===============           =============



The accompanying notes are an integral part of the financial statements.

                                 COMDISCO, INC.
                         EMPLOYEES' PROFIT SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           September 30, 1997 and 1996


A.   Description of Plan

The following description of the Comdisco, Inc. Employees' Profit Sharing Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     1. General. The Plan is a defined contribution plan covering all full-time employees of the Company who have six months of employment and 500 or more hours of service and who are also at least age twenty-one. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     2. Contributions. Each year, the Company contributes to the Plan an amount as determined by the board of directors. Additional 401(k) matching amounts may be contributed at the option of the Company's board of directors. Participants may contribute up to ten percent of their compensation on a before-tax basis subject to certain limitations. Participants may also contribute amounts representing distributions from other qualified plans.

     3. Participant Accounts. Each participant's account is credited with the participant's contribution and an allocation of (a) the Company's contribution, (b) Plan earnings, and (c) forfeitures of terminated participants' nonvested accounts. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

     4. Vesting. Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the remainder of their accounts is based on years of continuous service. A participant is 100 percent vested after five years of credited service.

                                 COMDISCO, INC.
                         EMPLOYEES' PROFIT SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           September 30, 1997 and 1996


A.   Description of Plan (continued)

     5. Investment Options. Upon enrollment in the Plan, a participant may direct contributions to any of the following investment options.

             Hartford Life Insurance Companies
             Kemper Mutual Funds
               Blue Chip - A
               Growth - A
               High Yield - A
               Income Capitalization - A
               International - A
               Money Market
               Small Capitalization Equity - A
               Technology - A
               Total Return - A
               U.S. Government - A
             T. Rowe Price Mutual Funds
               Capital Appreciation
               Equity Income
               Equity Index
               International Stock
               New Income
               U.S. Treasury Money Market

              Participants may change their investment options semi-annually.

     6. Participant Notes Receivable. Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. The loans are secured by the balances in the participants' accounts and bear interest at the prime rates in effect on the days the loans are approved, plus 2 percent. Principal and interest are repaid ratably through payroll deductions over a reasonable period of time (not to extend beyond five years).

     7. Payment of Benefits. On termination of service, the benefits to which a participant is entitled are paid in accordance with the Plan agreement.

                                 COMDISCO, INC.
                         EMPLOYEES' PROFIT SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           September 30, 1997 and 1996


A.   Description of Plan (continued)

     8. Forfeited Accounts. At September 30, 1997 and 1996, there were no forfeited nonvested accounts. During the years ended September 30, 1997 and 1996, forfeited nonvested accounts totaling $129,290 and $77,044, respectively, were applied to the remaining participants' accounts as additional employer contributions.

B.   Summary of Accounting Policies

     Basis of Accounting

     The financial statements of the Plan are prepared under the accrual method of accounting.

     Investments

     Investments are recorded at fair value, determined by quoted market prices when applicable except for its investment contract which is valued at contract value.

     Realized Gains and Losses

     Realized gains and losses are calculated using investment costs for financial statement purposes, in accordance with generally accepted accounting principles. For Form 5500 purposes, however, realized gains and losses are calculated using the values of the investments at the beginning of the Plan's year or at the times of purchase during the Plan's year.

     Benefits

     Benefits are recorded when paid for financial statement purposes, in accordance with generally accepted accounting principles for employee benefit plans. For Form 5500 purposes, however, benefits are accrued in order to comply with the requirements of the Department of Labor.

     Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

                                 COMDISCO, INC.
                         EMPLOYEES' PROFIT SHARING PLAN
                         NOTES TO FINANCIAL STATEMENTS
                          September 30, 1997 and 1996

C.   Investments

     During the years ended September 30, 1997 and 1996, the Plan's investments (including investments bought, sold, or held during the year) appreciated or depreciated in value as follows:

     Net Change in Fair Value

                                             Year Ended           Year Ended
                                         September 30, 1997   September 30, 1996
                                         ------------------   ------------------
     Preferred stock                       $    (49,262)         $     37,500
     Common stock                             3,120,015               647,714
     Employer securities                      5,966,267             2,732,281
     Registered investment companies          6,784,827             3,031,793
                                           ------------          ------------
     Total net change in
     fair value                            $ 15,821,847          $  6,449,288
                                           ============          ============
D.   Investment Contract with Insurance Company

     The plan entered into an investment contract with Hartford Insurance Companies (Hartford). Hartford maintains the contributions in a pooled account. The account is credited with earnings on the underlying investments and charged for Plan withdrawals and administrative expenses charged by Hartford. The contract is included in the financial statements at contract value, (which represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses), because it is fully benefit responsive. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The fair value of the investment contract at September 30, 1997 and 1996 was $16,486,895 and $17,887,028, respectively. The average yield and crediting interest rates were 6.4980% for 1997 and 6.4654% for 1996. The crediting interest rate is based on an agreed-upon formula with the issuer, but cannot be less than 5.75% for 1997 and 6.00% for 1996. The interest rates are reset annually.

E.   Reconciliation of Financial Statements to Form 5500

     The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                 COMDISCO, INC.
                         EMPLOYEES' PROFIT SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           September 30, 1997 and 1996

E.   Reconciliation of Financial Statements to Form 5500 (continued)

                                          September 30, 1997  September 30, 1996
                                          ------------------  ------------------
         Net assets available
         for benefits per
         financial statements               $ 103,695,665       $  79,567,676
                                            -------------       -------------
         Amounts allocated to
         withdrawing
         participants                          (7,998,760)         (5,431,228)
                                            -------------       -------------
         Net assets available
         for benefits per the
         Form 5500                          $  95,696,905       $  74,136,448
                                            -------------       -------------

     As previously stated in the summary of accounting policies, benefits are recorded when paid for financial statement purposes but are accrued for Form 5500 purposes. The following is a reconciliation of benefits between Forms 5500 and the statements of changes in net assets available for benefits.

                                              Year Ended          Year Ended
                                          September 30, 1997  September 30, 1996
                                          ------------------  ------------------
         Benefits per line
          32e(1) of
          Form 5500                         $  11,713,998        $   8,390,073
         Plus beginning
          amount allocated
          to withdrawing
          participants                          5,431,228            2,173,808
         Less ending amount
          allocated to
          withdrawing
          participants                         (7,998,760)          (5,431,228)
                                            -------------       --------------
         Benefits paid per
          statements of changes
          in net assets available
          for benefits                      $  9,146,466        $   5,132,653
                                            ============        =============
F.   Administrative Expenses

     Comdisco, Inc. pays for the significant administrative costs of the Plan outside of the investment expenses.

                                 COMDISCO, INC.
                         EMPLOYEES' PROFIT SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           September 30, 1997 and 1996

G. Plan Termination Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100 percent vested in their accounts.

H. Tax Status The trust established under the Plan to hold the Plan's assets is qualified pursuant to the appropriate section of the Internal Revenue Code, and, accordingly, the trust's net investment income is exempt from income taxes. The Plan has obtained a favorable tax determination letter from the Internal Revenue Service and the Plan sponsor believes that the Plan continues to qualify and to operate as designed.

                         INDEPENDENT AUDITOR'S REPORT ON
                            SUPPLEMENTARY INFORMATION


To the Trustees of the
Comdisco, Inc. Employees' Profit Sharing Plan

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of September,30, 1997 and 1996, and assets held for investment purposes which were both acquired and disposed within the plan years ended September 30, 1997 and 1996, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.






December 22, 1997
Deerfield, Illinois

                            SUPPLEMENTARY INFORMATION

                                 COMDISCO, INC.
                         EMPLOYEES' PROFIT SHARING PLAN
                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                               September 30, 1997


                               Description of
                               Investment Including
                               Maturity Date, Rate of
Identity of Issue, Borrower,   Interest, Collateral,                   Current
Lessor, or Similar Party       Par, or Maturity Value      Cost         Value
----------------------------   ----------------------- -----------   -----------
                               Money Market Funds
                               -----------------------
Northern Trust Benchmark       Short-term investment,
 Diversified Asset Portfolio   variable rate           $   184,591   $   184,591
Kemper Money                   Short-term investment,
                               variable rate               548,234       548,234
T. Rowe Price U.S.             Short-term investment,
 Treasury Money                variable rate               219,472       219,472
                                                       -----------   -----------
                                                       $   952,297   $   952,297
                                                       ===========   ===========

                               Common Stock

Ace Limited                     3,800 Shares           $   214,722   $   357,200
Allmerica Financial
 Corporation                    5,400 Shares               163,189       237,262
American International
 Group                          2,925 Shares               136,415       301,823
Analog Devices, Inc.            8,800 Shares               210,386       298,100
Arden Realty Group, Inc.        7,500 Shares               160,435       235,312
Beacon Properties Corporation   6,000 Shares               119,428       274,875
Becton, Dickinson & Company     6,200 Shares               274,467       296,825
Boeing Company                  4,400 Shares               178,343       239,525
Boston Properties, Inc.         8,400 Shares               210,000       275,625
Burlington Resources, Inc.      4,700 Shares               213,974       241,169
CUC International, Inc.        10,300 Shares               246,700       319,300
Cali Realty Corporation         7,000 Shares               161,420       291,375
Cardinal Health, Inc.           3,600 Shares               172,944       255,600
Centocor                        6,000 Shares               193,625       285,375
CVS Corporation                 4,500 Shares               202,060       255,937
EMC Corporation                 6,900 Shares               204,503       402,787
Eli Lilly & Company             1,500 Shares               155,311       181,500
Ericsson L.M. Telephone
 Company                        5,400 Shares               160,441       258,862
Essex International, Inc.       4,600 Shares               175,244       177,100
Gartner Group, Inc.             4,300 Shares               120,792       129,000
General Cable Corporation       9,000 Shares               220,122       319,500
General Electric Company        3,000 Shares               130,639       204,188
Golden State Bancorp, Inc.     10,000 Shares               265,437       298,750
Halliburton Company             8,000 Shraes               146,280       416,000

         See independent auditor's report on supplementary information.

                                 COMDISCO, INC.
                         EMPLOYEES' PROFIT SHARING PLAN
                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                               September 30, 1997



                               Description of
                               Investment Including
                               Maturity Date, Rate of
Identity of Issue, Borrower,   Interest, Collateral,                   Current
Lessor, or Similar Party       Par, or Maturity Value      Cost         Value
----------------------------   ----------------------- -----------   -----------
                               Common Stock (continued)

Healthsouth Corporation        13,400 Shares           $   334,479   $   357,613
J.C. Penney Company, Inc.       4,000 Shares               206,192       233,000
Keane, Inc.                     9,800 Shares               164,929       311,150
Knightsbridge Tank, Ltd.       10,000 Shares               225,576       283,125
Medtronic, Inc.                 6,000 Shares               113,282       282,750
Merck & Company, Inc.           2,000 Shares               168,120       199,875
Microchip Technology, Inc.      3,800 Shares               114,891       171,593
NGC Corporation                 9,000 Shares               131,040       159,750
Nokia Corporation               4,000 Shares               179,093       375,250
Pennzoil Company                3,400 Shares               185,504       270,938
Robert Mondavi Corporation      7,000 Shares               285,090       383,250
Seacor Smit, Inc.               3,800 Shares               251,555       235,600
Service Corporation
 International                  7,000 Shares               149,210       224,000
Teradyne, Inc.                  4,800 Shares               186,089       258,300
360 Communications Company     12,100 Shares               223,343       252,588
Tyco International, Ltd.        3,600 Shares               181,566       295,425
Vertex Pharmaceuticals, Inc.    5,500 Shares               203,500       207,625
Wesley Jessen Visioncare        9,500 Shares               241,045       268,375
                                                       -----------   -----------
                                                       $ 7,981,381   $11,323,197
                                                       ===========   ===========
















         See independent auditor's report on supplementary information.

                                 COMDISCO, INC.
                         EMPLOYEES' PROFIT SHARING PLAN
                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                               September 30, 1997



                               Description of
                               Investment Including
                               Maturity Date, Rate of
Identity of Issue, Borrower,   Interest, Collateral,                   Current
Lessor, or Similar Party       Par, or Maturity Value      Cost          Value
----------------------------   ----------------------- -----------   -----------
                               Employer Securities
                               -----------------------
Comdisco, Inc.                 444,001 Shares common
                               stock                   $ 1,332,709   $14,513,282
                                                       ===========   ===========
                               Registered Investment
                               Companies
                               ---------------------
Frank Russell Trust Company:
 Fixed Income I Fund           168,067.52 Shares       $ 2,056,498   $ 2,521,181
 Equity I Fund                 137,995.817 Shares        1,787,184     3,929,017
 Equity II Fund                33,511.014 Shares           455,287       897,090
 International Fund            61,149.786 Shares         1,009,535     1,300,228
Kemper Service Company         1,945,774.67 Shares       9,637,334    21,532,632
                               various Kemper "A"
                               funds
T. Rowe Price                  1,274,599.6993 Shares
                               of various T. Rowe
                               Price funds              20,075,521    25,953,742
                                                        ----------   -----------
                                                       $35,021,359   $56,133,890
                                                       ===========   ===========

                               Life Insurance
                               Companies Investments

Hartford Life Insurance Co.    Investment contract
                               with isnurance
                               company                 $16,486,895   $16,486,895
                                                       ===========   ===========
                               Loans to Participants

Participant Loans              8% - 12%, various
                               maturities              $   212,576   $   212,576
                                                       ===========   ===========
                               Total Investments       $61,987,217   $99,622,137
                                                       ===========   ===========




         See independent auditor's report on supplementary information.

                                 COMDISCO, INC.
                         EMPLOYEES' PROFIT SHARING PLAN
                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                               September 30, 1996


                               Description of
                               Investment Including
                               Maturity Date, Rate of
Identity of Issue, Borrower,   Interest, Collateral,                   Current
Lessor, or Similar Party       Par, or Maturity Value      Cost         Value
----------------------------   ----------------------- -----------   -----------

                               Money Market Funds

Northern Trust Benchmark       Short-term investment,
 Diversified Asset Portfolio   variable rate           $   230,277   $   230,277
Kemper Money                   Short-term investment,
                               variable rate               297,150       297,150
T. Rowe Price U.S.             Short-term investment,
 Treasury Money                variable rate               145,294       145,294
                                                       -----------   -----------
                                                       $   672,721   $   672,721
                                                       ===========   ===========

                               Preferred Stock

American Express 6.25%         2,500 Shares            $   118,237   $   167,500
                                                       ===========   ===========

                               Common Stock

Albertsons, Inc.                4,400 Shares           $   166,650   $   185,350
Allmerica Financial
 Corporation                    6,100 Shares               162,135       198,250
Alpha Industries, Inc.         13,000 Shares               164,006        99,125
American International Group    1,950 Shares               136,416       196,462
Amgen, Inc.                     2,700 Shares               150,922       170,437
Apria Healthcare Group          5,600 Shares               154,925       105,000
C.R. Bard, Inc.                 6,900 Shares               247,139       214,762
Beacon Properties Corporation   6,000 Shares               120,420       174,000
Boeing Company                  2,200 Shares               178,343       207,900
Bristol Hotel Company           6,900 Shares               178,441       183,712
Burlington Resources, Inc.      3,900 Shares               173,172       173,062
Cali Realty Corporation         7,000 Shares               161,420       189,875
Cardinal Health, Inc.           2,400 Shares               172,944       198,300
Ceridian Corporation            5,000 Shares               218,068       250,000
Cisco Systems, Inc.             3,000 Shares               162,563       186,186
Computer Sciences Corporation   2,100 Shares               103,047       161,437
Cooper Cameron Corporation      5,000 Shares               180,005       286,875
Danaher Corporation             5,000 Shares               141,692       206,875
DSP Communciations, Inc.        2,700 Shares               138,078       150,862
First Brands Corporation        7,200 Shares               154,015       188,100
Fluor Corporation               2,600 Shares               134,732       159,900
General Electric Company        2,000 Shares               174,185       182,000
Genesis Health Ventures         7,600 Shares               169,556       213,750

         See independent auditor's report on supplementary information.

                                 COMDISCO, INC.
                         EMPLOYEES' PROFIT SHARING PLAN
                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                               September 30, 1996


                               Description of
                               Investment Including
                               Maturity Date, Rate of
Identity of Issue, Borrower,   Interest, Collateral,                  Current
Lessor, or Similar Party       Par, or Maturity Value     Cost         Value
----------------------------   ----------------------- -----------   -----------
                               Common Stock (continued)

Halliburton Company             4,200 Shares           $   153,594   $   216,825
Healthcare Compare Corporation  3,500 Shares               171,588       165,812
Lin TV Corporation              5,900 Shares               203,550       241,900
Medtronic, Inc.                 4,000 Shares               151,042       256,500
Melville Corporation            2,500 Shares               113,190       110,312
Netscape Communications         3,400 Shares               154,307       157,675
NGC Corporation                 9,000 Shares               131,040       140,625
Nokia Corporation               4,200 Shares               180,919       185,850
Oasis Residential, Inc.         4,500 Shares               105,503        98,437
Parametric Technology           3,500 Shares               168,434       172,812
Service Corporation
 International                 10,000 Shares               210,425       302,500
Sonat, Inc.                     5,500 Shares               166,072       243,375
Starwood Lodging                7,000 Shares               252,983       293,125
Summit Care Corporation         4,000 Shares                95,500        88,000
Telecommunicacoes Brasileiras   2,800 Shares               176,646       219,800
3com Corporation                5,100 Shares               195,246       306,316
USCS International, Inc.        9,300 Shares               173,212       162,750
Verifone, Inc.                  4,000 Shares               158,116       179,000
Weatherford Enterra, Inc.       8,500 Shares               208,445       232,687
Wells Fargo & Company             600 Shares               156,241       156,000
Western Atlas, Inc.              3,500 Shares              160,807       217,875

                                                       $ 7,229,734   $ 8,430,396
















         See independent auditor's report on supplementary information.

                                 COMDISCO, INC.
                         EMPLOYEES' PROFIT SHARING PLAN
                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                               September 30, 1996



                               Description of
                               Investment Including
                               Maturity Date, Rate of
Identity of Issue, Borrower,   Interest, Collateral,                  Current
Lessor, or Similar Party       Par, or Maturity Value     Cost         Value
----------------------------   ----------------------- -----------   -----------

                               Employer Securities
                               -----------------------
Comdisco, Inc.                 296,001 Shares common
                               stock                   $ 1,332,709   $ 8,547,029
                                                       ===========   ===========
                               Registered Investment
                               Companies
                               -----------------------
Frank Russell Trust Company:
 Equity I Fund                 155,214.868 Shares      $ 2,010,188   $ 3,076,203
 Equity II Fund                34,895.044 Shares           465,029       665,937
 Fixed Income I Fund           147,762.468 Shares        1,764,771     1,999,226
 International Fund            52,817.584 Shares           848,667       959,062
Kemper Service Company         1,669,966.585 Shares
                               of various Kemper
                               "A" funds                 6,690,526    17,467,484
T. Rowe Price                  1,072,651.046 Shares
                               of various T. Rowe
                               Price funds              15,024,751    17,183,572
                                                       -----------  ------------
                                                       $26,803,932  $ 41,351,484
                                                       ===========  ============
                               Life Insurance
                               Companies Investments

Hartford Life Insurance Co.    Investment contract
                               with insurance
                               company                 $17,887,028  $ 17,887,028
                                                       ===========  ============
                               Loans to Participants

Participant Loans              8% - 12%, various
                               maturities              $   189,116  $    189,116
                                                       ===========  ============
                               Total Investments       $54,233,477  $ 77,245,274
                                                       ===========  ============






         See independent auditor's report on supplementary information.

                                 COMDISCO, INC.
                         EMPLOYEES' PROFIT SHARING PLAN
         SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES WHICH WERE BOTH
                   ACQUIRED AND DISPOSED WITHIN THE PLAN YEAR
                          Year Ended September 30, 1997


                               Description of
                               Investment Including
                               Maturity Date, Rate of
Identity of Issue, Borrower,   Interest, Collateral,     Cost of       Current
Lessor, or Similar Party       Par, or Maturity Value  Acquistions      Value
----------------------------   ----------------------- -----------   -----------

                               Common Stock
                               -----------------------
Advanced Health Corporation     7,000 Shares           $    91,000   $   101,500
Ascend Communications,Inc.      5,100 Shares               297,793       237,672
Cascade Communications
 Corporation                    2,000 Shares               150,521       114,380
Cincinnati Bell Inc.            9,600 Shares               276,671       241,814
Compaq Computer Corporation     2,600 Shares               205,556       275,983
DSP Communications, Inc.        3,800 Shares                86,329        60,571
Electronic Data Systems
 Corporation                    5,000 Shares               207,175       176,893
EMC Corporation                 1,800 Shares                51,902        70,090
Ericsson L.M. Telephone
 Company                        1,600 Shares                47,783        66,798
First Data Corporation          4,095 Shares               118,238       143,162
Footstar, Inc.                  1,296 Shares                  -           26,018
Galileo International, Inc.     2,000 Shares                49,000        55,128
Healthcare Compare Corporation  1,500 Shares                64,500        64,873
K.N. Energy, Inc.               6,300 Shares               246,122       249,251
Keane, Inc.                     3,100 Shares               101,424       150,172
Lone Star Steakhouse Saloon     6,800 Shares               169,882       121,111
Microchip Technology, Inc.      4,200 Shares               156,288       194,531
Motorola, Inc.                  3,200 Shares               195,415       217,401
National Semiconductor
 Corporation                    8,700 Shares               183,103       232,195
Prime Service, Inc.             9,000 Shares               223,198       284,166
Republic Industries, Inc.       5,400 Shares               191,700       123,007
Rubbermaid, Inc.                7,400 Shares               201,079       190,200
Sunbeam Corporation             7,200 Shares               180,432       242,647
Western Digital Corporation     2,000 Shares               142,620       131,932
                                                       -----------  ------------
                                                       $ 3,637,731  $  3,771,495
                                                       ===========  ============








         See independent auditor's report on supplementary information.

                                 COMDISCO, INC.
                         EMPLOYEES' PROFIT SHARING PLAN
         SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES WHICH WERE BOTH
                   ACQUIRED AND DISPOSED WITHIN THE PLAN YEAR
                          Year Ended September 30, 1996


                               Description of
                               Investment Including
                               Maturity Date, Rate of
Identity of Issue, Borrower,   Interest, Collateral,     Cost of       Current
Lessor, or Similar Party       Par, or Maturity Value  Acquistions      Value
----------------------------   ----------------------- -----------   -----------
                               Common Stock
                               -----------------------
Analog Devices, Inc.            6,600 Shares           $   179,415   $   152,689
B.J. Services Company           5,600 Shares               170,061       208,028
Continental Airlines            8,000 Shares               174,796       179,536
DST Systems, Inc.               5,000 Shares               130,560       179,694
Del Rigo                        4,000 Shares                90,324       109,756
Highlands Insurance Group         420 Shares                  -            7,955
Kroger Company                  5,500 Shares               202,211       220,350
LSI Logic Corporation           4,400 Shares               159,703        86,633
Oracle Corporation              6,000 Shares               199,500       198,750
Premisys Communications, Inc.   2,000 Shares                82,728       103,404
Quality Dining                  3,200 Shares                76,000       110,400
Quorum Health Group, Inc.       8,000 Shares               212,812       197,256
Republic Industries, Inc.       8,000 Shares               123,636       205,237
Revlon, Inc.                    7,000 Shares               168,000       197,008
Seagate Technology              3,000 Shares               177,622       156,376
U.S. Robotics Corporation       2,400 Shares               187,133       264,990
Xylan Corporation               1,500 Shares               106,242        53,934
                                                       -----------   -----------
                                                       $ 2,440,743   $ 2,631,996
                                                       ===========   ===========



















         See independent auditor's report on supplementary information.